SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2012. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:
1 2
Press release regarding the Company’s unaudited
consolidated financial results for the six (6) months
ended June 30, 2013;
Cash dividend declaration on the Company’s Common Stock
and Series IV Cumulative Non-Convertible Redeemable
Preferred Stock; and

Confirmation of appointment of new officers.

EXHIBIT 1

August 7, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2013.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

EXHIBIT 1

August 7, 2013

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2013.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

EXHIBIT 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,075		N/A
As of June 30, 2013
N/A

Total No. of Stockholders	Domestic Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.
EXHIBIT 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 7, 2013

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

EXHIBIT 1

pressrelease

1H2013 CORE NET INCOME AT P19.4 BILLION, 5% OR P1.0 BILLION HIGHER
1H2013 REPORTED NET INCOME AT P19.7 BILLION, 2% UP
CONSOLIDATED SERVICE REVENUES AT P81.1BILLION, 2% HIGHER
COMBINED CELLULAR SUBSCRIBER BASE AT 73.4 MILLION,
5% HIGHER FROM YE2012
TOTAL BROADBAND SUBSCRIBERS AT 3.2 MILLION
INTERIM CASH DIVIDEND OF P63/SHARE DECLARED

•	Consolidated Core Net Income of P19.4 billion for 1H2013, 5% or P1.0 billion higher than P18.4 billion in 1H2012

•	Consolidated Reported Net Income for 1H2013 at P19.7 billion, 2% up from the P19.3 billion in 1H2012

•	Consolidated service revenues increase 2% to P81.1 billion

•	Consolidated EBITDA margin stable at 49% of service revenues; consolidated EBITDA higher by 2% at P40 billion

•	Consolidated free cash flow at P20.7 billion for 1H2013

•	Cellular subscriber base at 73.4 million, net additions of 3.5 million for the half

•	Total broadband subscribers at 3.2 million; aggregate revenue contribution from broadband and internet services of P12.7 billion for 1H2013, 14% higher than last year

•	Interim dividend of P63 per share, representing 70% payout of 1H2013 core earnings

MANILA, Philippines, 7thAugust 2013 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first six months of 2013 with Consolidated Core Net Income, before exceptional items and including discontinued operations, amounting to P19.4 billion, 5% or P1.0 billion higher than the P18.4 billion recorded in the first half of 2012. The increase was due mainly to higher service revenues and EBITDA, as well as lower depreciation.

Reported Net Income, after reflecting exceptional transactions for the period, was up 2% to P19.7 billion, from P19.3 billion in the same period in 2012. The increase was a result of the combined impact of higher core income, the gain from the sale of the BPO business, higher foreign exchange and derivative losses and the retroactive effect of the adoption of revised Philippine Accounting Standard (“PAS”) 19. The revised PAS 19 relates to the recognition of termination benefits arising from our manpower reduction programs (“MRP”) which resulted in a reversal of P1.3 billion of MRP expenses accrued in the fourth quarter of 2012 and the recognition of P0.9 billion of those expenses in the first half of 2013.

EBITDA margin for the period was at 49%, a similar level to the same period last year and an improvement over the second half of 2012. Consolidated EBITDA for the first half of 2013 was 2% higher at P40.0 billion compared with the same period last year and up 6% over the second half of 2012. EBITDA excludes the retroactive effect of the revised PAS 19 described above.

Consolidated service revenues for the first six months of 2013 grew 2% to P81.1 billion, as revenues from the data and internet business more than offset the declines from international and national long distance streams.

Earlier today, the Company’s Board of Directors declared an interim dividend of P63 per share, in keeping with the Company’s commitment to payout a minimum ratio of 70% of core earnings.

Consolidated free cash flow remained robust at P20.7 billion. Consolidated capital expenditures for the period amounted to P4.8 billion as the PLDT Group continues to fortify its network despite having completed its two-year network transformation program ahead of schedule. At the end of June, PLDT’s total fiber footprint stood at more than 71,000 kilometers, inclusive of 7,200 kilometers of international submarine fiber, and over 4,000 kilometers of domestic submarine fiber. Capital expenditures are expected to reach P29.0 billion for the year, P7.4 billion lower than the capex spend for 2012.

The Group’s consolidated net debt stood at US$1.7 billion as at 30th June 2013. Gross debt amounted to US$2.7billion. Net debt to EBITDA was at 0.98x. The Company’s debt maturities continue to be well spread out, with over 70% due in and after 2015. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 51%. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 36% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT is the first Philippine company to be rated “investment grade” by all three (3) major international ratings agencies.

Subscriber Base

The PLDT Group’s total cellular subscriber base as at 30th June 2013 was 73.4 million subscribers, broken down as follows: Wireless subsidiary Smart Communications, Inc (“Smart”) had 25.5 million subscribers under its mainstream Smart brands, while value brand Talk ‘N Text ended with 31.8 million subscribers as a result of 1.3 million net additions for the second quarter. Digitel had 16.1 million Sun Cellular subscribers. The Group’s combined postpaid cellular subscriber base grew by nearly 115,000 in the second quarter, and stood at 2.2 million at the end of the period, inclusive of Sun Cellular’s 1.4 million postpaid customer count.

On the other hand, the Group’s combined broadband subscriber base was 3.2 million at the end of the first half of 2013. SmartBro, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc., had a wireless broadband subscriber base of about 1.8 million at the end of the period, over 1.25 million of whom were on SmartBro’s prepaid service. Meanwhile, PLDT’s DSL subscribers increased by about 60,000 for the first six months of 2013, bringing the total subscriber base to 920,000, representing 45% of the fixed line subscriber base.

For the fixed line businesses of both PLDT and Digitel, the subscriber base remained at 2.1 million at the end of the first half of 2013.

Service Revenues

Smart and Sun Cellular together continue to lead the industry in terms of both revenues and subscribers. Wireless service revenues rose 2% to P57.7 billion for the first half of 2013, compared with the P56.7 billion recognized in the same period last year, reflecting the continued growth of non-SMS data and modest increases in cellular voice and data revenues.

Total broadband and internet revenues for the first six months of 2013 totaled P12.7 billion, a 14% growth rate year-on-year; broadband and internet now account for 16% of total group service revenues. Wireless broadband revenues, exclusive of mobile internet revenues, increased by 11% to P4.7 billion, compared with the P4.2 billion recorded last year. Moreover, mobile internet usage continues to grow strongly, with mobile internet revenues increasing by 49%, from P1.4 billion at the end of the first half of 2012 to P2.1 billion at the end of the first half of 2013. PLDT DSL generated P6.0 billion in revenues for the first six months of 2013, up 7% from P5.6 billion in the same period in 2012.

“Smartphone penetration continues to grow, especially in the postpaid sector where just over to 50% of subscribers now own a smartphone. We believe that postpaid will lead the way in mobile internet usage, hence our short-term strategy of offering attractive packages in order to entice ownership. We will back this up within the year with content that is engaging and compelling such that our subscribers’ smartphones will be their preferred option when it comes to accessing the web,” said Orlando B. Vea, Smart Chief Wireless Adviser. “In fact, we have jump started this with the launch of Smart Music and Cignal TV-to-Go last July”, he added.

Smart Music is Smart’s ‘game-changing” online music service. Developed in partnership with MCA Music, Inc, Smart Music is an online portal that will make available more than three million tracks from MCA Music’s global catalog to Smart, Talk ‘N Text and Sun subscribers, at prices that are roughly half of other online music stores. Cignal TV-to-Go is an over-the-top (“OTT”) service that allows mobiles subscribers to watch real-time broadcast feeds of Cignal TV on their smartphones or tablets. Currently in beta phase, the service runs on devices with the Android operating system, Jellybean, but will eventually become available, as well, on other operating systems.

Fixed line service revenues for the first six months of 2013, net of interconnection costs, increased to P26.5 billion, or 3%, from P25.8 billion in 2012. PLDT enterprise data and DSL revenues continued to grow on the back of a 7% increase in DSL revenues and a 10% increase in third party corporate data revenues. Combined ILD, LEC and NLD businesses of PLDT registered a decline of 3% from last year.

“2013 is proving to be an exciting year for the Fixed Line business, especially with the launch of our first true triple play service, Cignal over Fibr which we launched recently. PLDT is the access provider of landline and high-speed broadband, while Cignal provides the TV and content portion. This only goes to show that while our legacy businesses continue to be challenged, we are compensating by building other revenue sources by capitalizing on our network and content strengths,” declared Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Conclusion

“It is encouraging that we are beginning to show signs of growth. We continue to pursue growth in data, while maintaining the equilibrium of our core businesses and managing the long-tail of our legacy services. But more than anything, I am excited to see the beginnings of the synergy between our traditional and new businesses. Smart Music, Cignal over Fibr, Cignal TV-to-Go are services made possible by our investments in new network platforms, content creation and aggregation, and media and have the potential to be game-changers. I believe we’re beginning to see the combined impact of multi-media and the internet on our mainstream telco business,” concluded Manuel V. Pangilinan, PLDT Chairman.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at June	As at December 31,	As at January 1,
	30, 2013	2012	2012
	(Unaudited)	(As Adjusted*)

ASSETS

Noncurrent Assets
Property, plant and equipment	189,164	200,078	200,142
Investments in associates and joint ventures and deposit	32,893	27,077	17,865
Available-for-sale financial investments	5,693	5,651	7,181
Investment in debt securities and other long-term investments – net of current portion	673	205	150
Investment properties	712	712	1,115
Goodwill and intangible assets	74,356	74,250	83,303
Deferred income tax assets – net	7,672	7,225	5,117
Derivative financial assets	38	–	–
Prepayments – net of current portion	5,733	4,500	11,697
Advances and other noncurrent assets – net of current portion	1,819	1,376	1,340

Total Noncurrent Assets	318,753	321,074	327,910

Current Assets
Cash and cash equivalents	40,133	37,161	46,057
Short-term investments	3,385	574	558
Trade and other receivables	17,234	16,379	16,245
Inventories and supplies	2,801	3,467	3,827
Current portion of investment in debt securities and other long-term investments	91	150	358
Current portion of prepayments	4,868	5,144	6,345
Current portion of advances and other noncurrent assets	7,991	8,116	492

	76,503	70,991	73,882
Assets classified as held-for-sale	355	13,750	–

Total Current Assets	76,858	84,741	73,882

TOTAL ASSETS	395,611	405,815	401,792

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360	4,419
Voting preferred stock	150	150	–
Common stock	1,093	1,093	1,085
Treasury stock	(6,505)	(6,505)	(6,505)
Capital in excess of par value	130,564	130,566	127,246
Retained earnings	20,894	25,416	26,160
Other comprehensive income	(2,956)	(3,387)	1,456
Reserves of a disposal group classified as held-for-sale	–	(2,143)	–

Total Equity Attributable to Equity Holders of PLDT	143,600	145,550	153,861
Noncontrolling interests	186	184	386

TOTAL EQUITY	143,786	145,734	154,247

*	The December 31, 2012 comparative information was adjusted to reflect the adjustments on the adoption of the Revised PAS 19 – Employee Benefits.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at June	As at December 31,	As at January 1,
	30, 2013	2012	2012
	(Unaudited)	(As Adjusted*)

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	87,271	102,821	91,280
Deferred income tax liabilities – net	4,542	5,713	7,078
Derivative financial liabilities	2,114	2,802	2,235
Customers’ deposits	2,550	2,529	2,272
Pension and other employee benefits	2,797	1,982	551
Deferred credits and other noncurrent liabilities	19,201	21,950	22,642

Total Noncurrent Liabilities	118,475	137,797	126,058

Current Liabilities
Accounts payable	25,801	30,451	29,554
Accrued expenses and other current liabilities	71,124	71,624	58,271
Current portion of interest-bearing financial liabilities	30,639	12,989	26,009
Provision for claims and assessments	1,555	1,555	1,555
Dividends payable	899	827	2,583
Derivative financial liabilities	554	418	924
Income tax payable	2,778	1,809	2,591

	133,350	119,673	121,487
Liabilities directly associated with assets classified as held-for-sale	–	2,611	–

Total Current Liabilities	133,350	122,284	121,487

TOTAL LIABILITIES	251,825	260,081	247,545

TOTAL EQUITY AND LIABILITIES	395,611	405,815	401,792

*	The December 31, 2012 comparative information was adjusted to reflect the adjustments on the adoption of the Revised PAS 19 – Employee Benefits.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Six Months Ended June 30, 2013 and 2012
(in million pesos, except earnings per common share amounts)

	Six Months Ended June 30,			Three Months Ended June 30,
	2013	2012		2013	2012
	(Unaudited)	(As Adjusted*)		(Unaudited)	(As Adjusted*)

REVENUES
Service revenues	81,135	79,729		41,167	39,699
Non-service revenues	1,964	1,507		972	711

	83,099	81,236		42,139	40,410

EXPENSES
Depreciation and amortization	14,532	15,289		7,304	7,940
Compensation and employee benefits	10,999	11,347		5,175	6,569
Repairs and maintenance	6,534	6,407		3,233	3,218
Cost of sales	5,538	4,483		3,127	1,875
Interconnection costs	5,454	5,559		2,877	2,656
Selling and promotions	4,285	4,313		2,363	2,654
Rent	2,851	2,718		1,374	1,285
Professional and other contracted services	2,832	2,610		1,429	1,169
Taxes and licenses	1,716	1,866		817	895
Asset impairment	1,391	1,184		789	563
Communication, training and travel	1,063	1,025		551	522
Insurance and security services	755	707		377	336
Amortization of intangible assets	453	712		251	685
Other expenses	800	653		496	282

	59,203	58,873		30,163	30,649

	23,896	22,363		11,976	9,761

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	1,100	1,311		952	1,037
Interest income	485	619		189	265
Gains (losses) on derivative financial instruments – net	448		(437)	425		(303)
Foreign exchange gains (losses) – net	(1,922)	1,606		(2,135)	366
Financing costs – net	(3,327)	(3,364)		(1,723)	(1,689)
Other income	1,858	3,142		1,123	2,353

	(1,358)	2,877		(1,169)	2,029

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	22,538	25,240		10,807	11,790
PROVISION FOR INCOME TAX	4,677	6,235		2,008	2,564

NET INCOME FROM CONTINUING OPERATIONS	17,861	19,005		8,799	9,226
INCOME FROM DISCONTINUED OPERATIONS	1,863	246		1,738	65

NET INCOME	19,724	19,251		10,537	9,291

ATTRIBUTABLE TO:
Equity holders of PLDT	19,707	19,282		10,529	9,313
Noncontrolling interests	17		(31)	8		(22)

	19,724	19,251		10,537	9,291

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	91.09	89.13		48.67	43.05
Diluted	91.09	89.13		48.67	43.05

Earnings Per Share for Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	82.47	88.00		40.63	42.76
Diluted	82.47	88.00		40.63	42.76

* The June 30, 2012 comparative information was adjusted to reflect the discontinued operations of the Business Process Outsourcing segment and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

EXHIBIT 2

August 7, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

EXHIBIT 2

August 7, 2013

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours, s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

EXHIBIT 2

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-Q	0	6	Every 2nd
Tuesday
-	-	-	-		-	-
Month			Day	FORM TYPE	Month			Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,075		N/A
As of June 30, 2013
N/A

Total No. of Stockholders	Domestic Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

EXHIBIT 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 7, 2013

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

EXHIBIT 2

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on August 7, 2013:

1.	The Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2013, which are sufficient to cover the total amount of dividends declared:

a.	Regular dividend of ?63.00 per outstanding share of the Company’s Common Stock, payable on September 27, 2013 to the holders of record on August 30, 2013; and

b.	?12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2013, payable on September 15, 2013 to the holder of record on August 23, 2013.

2.	The Board approved the appointment of the following persons to the positions indicated opposite their respective names:

Name	Position	Effectivity Date

1. Martin T. Rio	First Vice President – Property and Facilities Management	October 22, 2012

2. Walter M. Gaffud	Vice President – HOME Sales and Distribution	May 1, 2013

3. Joseph Ian G. Gendrano	Vice President – Corporate Relationship Management A	May 1, 2013

4. John John R. Gonzales	Vice President – Corporate Relationship Management F	June 1, 2013

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By:
s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 7, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan—

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 7, 2013